UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 22, 2011

Commission File Number: 001-34423

CDC SOFTWARE CORPORATION

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9

No. 5 Science Park West Avenue

Hong Kong Science Park

Shatin, New Territories

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

On July 22, 2011, CDC Software Corporation (the “Company”) received a notice from the NASDAQ Stock Market (the “NASDAQ Notice”) indicating that the Company is not in compliance with the continued listing requirements of NASDAQ Listing Rule 5250(c)(1) because the Company did not timely file its Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the “Form 20-F”). NASDAQ Listing Rule 5250(c)(1) requires the Company to timely file all required periodic reports and other documents with the Securities and Exchange Commission.

The NASDAQ Notice has no immediate effect on the listing or trading of the Company’s ordinary shares on the NASDAQ Global Market.

The NASDAQ Notice requires the Company to submit a plan to regain compliance with the continued listing requirements by September 19, 2011. If such a plan is timely submitted by the Company, NASDAQ can grant the Company up to 180 calendar days from the due date of the Form 20-F, or until January 11, 2012, to regain compliance.

As disclosed in the company’s Form 12b-25, Notification of Late Filing, filed with the Securities and Exchange Commission on July 1, 2011, the Company has not yet completed its audited financial statements for the fiscal year ended December 31, 2010. If, for any reason, the Company is unable to file its Form 20-F prior to September 19, 2011, the Company intends to submit a plan to regain compliance to NASDAQ no later than September 19, 2011. No assurance can be given that NASDAQ will accept the Company’s compliance plan or grant an exception for the full 180-day period contemplated by the NASDAQ Listing Rules. Under the NASDAQ rules, the Company’s ordinary shares will continue to be listed on NASDAQ until September 19, 2011, and for any exception period that may be granted to the Company by NASDAQ. However, until the Company regains compliance, quotation information for the Company’s ordinary shares will include an indicator of the Company’s non-compliance and the Company will be included in a list of non-compliant companies on the NASDAQ website.

The Company issued a press release on July 22, 2011, disclosing its receipt of the NASDAQ Notice. A copy of the press release is attached as exhibit 1.01 and incorporated herein by reference.

This Form 6-K includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding: (i) statements preceded by, followed by or that include the words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “projects,” “outlook,” or similar expressions; and (ii) statements regarding any potential exception to the NASDAQ Listing Rules that may be granted to us by NASDAQ, our intention to submit a plan of compliance to NASDAQ, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances, many of which are beyond our control. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the possibility that NASDAQ will not grant us an exception to the Listing Rules, or that any such plan of compliance that we may submit will not be acceptable to NASDAQ. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. All forward-looking statements included in this Form 6-K are based upon information available to management as of the date of the Form 6-K, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. We assume no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this Form 6-K.

Exhibit No.	Description of Exhibit

1.01	Press Release dated July 22, 2011 CDC Software Corporation Receives Letter from NASDAQ Relating to its Late Form 20-F

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2011

CDC SOFTWARE CORPORATION

By:	/s/ Donald L. Novajosky
Name:	Donald L. Novajosky
Title:	General Counsel & Secretary

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.01	Press Release dated July 22, 2011 CDC Software Corporation Receives Letter from NASDAQ Relating to its Late Form 20-F